July 20, 2005

Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:         Natrol, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-24567

Dear Mr. Rosenberg:

This letter responds to the comments raised by you in your letter dated May 9, 2005 with respect to our Form 10-K for our fiscal year ended December 31, 2004.

To assist in your review of our responses, we have reproduced the text of each of your comments immediately above each of our respective responses.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 27

Comment 1(a)

We believe that your disclosure related to estimates that reduce gross revenue such as future returns, spoilage allowances, allowances for product deemed to be unsaleable and other allowances could be improved as follows:

Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Comment 1(b)

Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

Comment 1(c)

To the extent that information you consider in (b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).  For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Comment 1(e)

You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•                  beginning balance,

•                  current provision related to sales made in current period,

•                  current provision related to sales made in prior periods,

•                  actual returns or credits in current period related to sales made in current period,

•                  actual returns or credits in current period related to sales made in prior periods, and

•                  ending balances.

Response to Comment 1(a) (b) (c) (e)

The section on revenue recognition has been revised to read as follows:

Revenue Recognition.  The Company sells its products to retail outlets through a direct sales force and a national distributor network. The Company recognizes revenue from sales only after product is shipped and title is transferred. Net sales represent product shipped less actual and estimated future returns, spoilage allowances, allowances for product deemed to be unsaleable by customers, and slotting fees, rebates and other expenditures which, using Generally Accepted Accounting Principles (GAAP) should be accounted for as reductions of revenue. Estimates and allowances are based upon known claims and an estimate of additional returns, however, the amount of future returns can be reasonably estimated.

The Company’s recognition of revenue from sales to distributors and retailers is impacted by agreements giving them rights to return damaged and outdated products as well as the fact that as a practical business matter, the Company and its customers are constantly working to ensure the profitability of its products within retailers by rotating slow moving items out of stores and replacing those products with what the Company and the retailer expect will be more profitable, faster selling items. The Company’s obligation to accept returns of slow moving items may or may not be contractually bound.

The Company regularly monitors its historical patterns of returns from customers as well as current and ongoing sales to customers and, when information is available, consumer purchases of the Company’s products from the Company’s customers. The Company has determined that historical trends with respect to product sales of individual items are not a good barometer of future returns of those items. Excellent historical sales with few returns does not guarantee strong future sales and a low level of future returns. This is due to a number of factors including: changes in consumer demand for individual items; increasing or decreasing competition from industry participants; different levels of periodic support from retail partners; the amount of advertising the Company may be able to support;

and, favorable or unfavorable publicity.  Products that sell well at one account may not sell well at another account due to factors that are unique to the particular customer such as: poor vs. excellent product placement on the customer’s shelves, the fact that customers do not carry the same products, the carrying by a customer of more or fewer competitive products, and pricing at the retail level which is controlled by the customer. In order to reduce the amount of subjectivity when analyzing sales trends and reserving for future returns, the Company performs a detailed analyses of trends at each of its major customers, i.e., those customers who have historically accounted for the bulk of returns.  This analyses takes into account sales patterns of individual products at each customer on a customer-by-customer basis as well as: inventory levels at the customer, scheduled promotional events, and the probability that items will be discontinued. The Company believes that this analysis provides appropriate estimates of necessary future reserves.  The Company’s use of the term returns includes estimates of its liability for damaged and outdated product within its channels of trade.  Over the last three years, returns and estimates of return liability were as follows:

Description	Balance at Beginning of Year	Charged to Cost and Expense	Deductions		Balance at End of Year
Allowance for Sales Returns:
Year ended December 31, 2002	$1,020	$6,700	$6,127	(1)	$1,593
Year ended December 31, 2003	$1,593	$4,014	$4,372	(1)	$1,235
Year ended December 31, 2004	$1,235	$3,172	$3,340	(1)	$1,067

In recent years, as a result of a combination of the factors described above, gross sales have been materially offset by the estimated amount of returns and other charges to arrive at net sales. It is also possible that returns could increase rapidly and significantly in the future. Accordingly, although the Company attempts to eliminate as much subjectivity as it believes possible, the Company recognizes that estimating product returns requires a degree of management judgment. For this reason, the accounting estimate related to product returns is a “critical accounting estimate.”

The total amount charged against sales for returns and damages and outdates in 2004, 2003, and 2002 respectively, was $3.2 million $4.0 million, and $6.7 million.

•                  Also attached is the Company’s revised Form 10-K with changes tracked and highlighted in red.

Please note that the roll forward of the balances for reserves related to sales returns was included in table format after Footnote 11: Notes to Consolidated Financial Statements on page 60.  Natrol, Inc. and Subsidiaries Schedule II – Valuation and Qualifying Accounts Years Ended December 31, 2004, 2004 and 2002 and is repeated within the section on revenue recognition.

The Company also explained, in its 2004 filing as well as in prior filings, that the amount of returns has varied substantially from year to year. See RISK FACTORS AND FACTORS AFFECTING FORWARD LOOKING STATEMENTS, Page 16, Product Returns:

“The Company accrues allowances for returns based on historical data and future expectations. During 2004, returns and charges for damages and outdated products amounted to approximately 3.5%, less than the 4.7% figure for 2003 and the 8.7% figure for 2002. The Company continually works to lessen the impact of returns through better management of its SKU count at retail establishments and more effective use of sales and marketing programs. Even so, there is no guarantee that future returns will not equal or exceed the levels experienced in prior years when returns amounted to as much as 14.5% of gross shipments.”

Because the historical trend has been a steady decline in the percentage of returns, the Company has determined that historical information can only be used as a rough guideline of future return activity.  As noted in the revision, the Company estimates returns, and therefore determines the appropriate level of reserves, by conducting a customer by customer analysis of trends at major customers.  The Company believes that alternate techniques using general sensitivity analysis are inappropriate since a model based upon historical results would generate misleading results.

In addition, the Company informs readers of its Form 10-K on page 6 under SALES: BRANDED PRODUCTS that:

Vendors to the mass-market class of trade continually analyze their own shelf space as well as that of their competitors in an effort to maximize profits for themselves and the mass-market retailer. The result is a natural cycle in which companies such as Natrol prune slower moving items from store shelves, replacing them with faster selling products. The Company’s central strategy is to ensure that its most profitable and rapidly selling items remain on retailers’ shelves while it seeks to obtain more shelf space for additional, potentially profitable, items.

The above description further explains how business is conducted.

As part of the process noted above, the Company analyzes sales patterns at each of its major accounts.  Products that sell well at one account may not sell well at another account due to factors that are unique to the particular customer such as: poor vs. excellent product placement on the customer’s shelves, the fact that customers do not carry the same products, the carrying by a customer of more or fewer competitive products, and pricing at the retail level which is controlled by the customer.

The Company’s analysis at the customer level attempts to quantify returns that will occur due to the product cycle described in the paragraph cited above from page 6.  This cycle occurs annually for most large customers.

For all of the reasons cited above a tabular, by-product listing is not appropriate.

Comment 1(d)

If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level.  Discuss your revenue recognition policy for such shipments.

Response to Comment 1(d)

The Company does not ship excess products due to incentives and/or in excess of the customer’s ordinary course of business inventory model.  Because the Company does not ship excess products as described, it does not have a revenue recognition policy for such shipments.

Comment 1(f)

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimate of these items and on your revenues and operations.

Response to Comment 1(f)

The reductions in gross revenue, other than reductions due from estimates on returns which are covered extensively under Critical Accounting Policies: Revenue Recognition and Comments 1(a) to 1(e), are due to actual incurred expenses.  These expenses do not involve estimates.  The sub-categories of expenditures such as slotting fees, or rebates, vary from year to year depending upon the Company’s promotional plans.  Individual, sub-category comparison would not be helpful to readers of the Company’s Form 10-K since sub-category expenditures can change quickly depending upon the Company’s immediate strategy.  However, the gross amount of the reductions and the amount of change in the gross deductions as reported is meaningful (see below).

The level of returns, which includes charges from customers for damaged or outdated product, was approximately 3.5% of gross revenue in 2004 as compared to 4.7% of gross revenue in 2003. Other deductions from gross revenue fell from 9.0% in 2003 to 7.9 % in 2004.

The Company has revised the language in its Form 10-K to the following:

Net sales in 2004 increased 9.1%, or $6.6 million, to $79.3 million from $72.7 million in 2003. Net sales is calculated by subtracting from gross revenue certain expenses such as incentive rebates, shipping damages, and returns. Net sales in 2004 were positively affected by a lower level of returns than in 2003. The level of returns, which includes charges from customers for damaged or outdated product, was approximately 3.5% of gross revenue in 2004 as compared to 4.7% of gross revenue in 2003. Other deductions from gross revenue fell from 9.0% in 2003 to 7.9% in 2004. These other deductions are due to: payment discounts given to customers for timely payment, audit claims from customers for such items as shipping shortages, and promotional support such as rebate incentives and pricing reductions which, according to GAAP rules must be recorded as reductions of revenue, The level of promotional support recorded as a reduction of revenue declined from 6.2% of gross shipments in 2003 to 5.9% of gross shipments in 2004.  The remainder of the savings was due to  fewer payment discounts and a lower level of audit claims from customers.

Comment 2

We note that you exclude interest payments from your contractual obligations table.  Please revise your contractual obligation table to include interest payments.

Response to Comment 2

The Company has revised the Annual Report on Form 10-K to include the following:

The following table discloses the Company’s obligations and commitments to make future payments under contractual obligations at December 31, 2004.

	Payment Due by Period (In Thousands)
	Total	Less than 1 Year	2-3 Years	4-5 Years	Thereafter
Note Payable	$8,188	$503	$1,097	$1,222	$5,366
Interest on Notes Payable	$5,022	636	1,153	979	2,254
Leases	339	134	182	19	4
Total	$8,527	$637	$1,279	$1,241	$5,370

Report of Independent Auditors, page 39

Comment 3

Please revise the auditors’ opinion to include the name of the auditing firm as required by Rule 2.02(a) of Regulation S-X.Response to Comment 3

The auditors’ opinion has been revised to include the name of the auditing firm as required by Rule 2.02(a) of Regulation S-X.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.              Business and Summary of Significant Accounting Policies

Revenue Recognition, page 46

Comment 4

We note from your disclosure that free goods shipped to customers are recorded as a reduction of revenue.  We refer to EITF 01-09, paragraph 10 which states that if consideration consists of a free product or service then the consideration should be categorized as an expense as opposed to a reduction in revenue.  Please revise your filing or advice us as to why your accounting is appropriate under US GAAP.

Response to Comment 4

The Company does not ship free goods in the manner referred to by EITF 01-09.  On occasion, the Company’s customers charge slotting fees.  The Company pays these slotting fees by providing the customers free goods in lieu of making a cash payment.  The payment of slotting fees is treated as a reduction of revenue under GAAP.  Therefore, slotting fees paid through the provision of free goods are appropriately treated as a reduction of revenue.

We have revised the footnote on page 46 to the following;

The Company sells its products to retail outlets through a direct sales force and a national distributor network. The Company recognizes revenue from sales only after product is shipped and title is transferred. Net sales represent product shipped less actual and estimated future returns, spoilage allowances, allowances for product deemed to be unsaleable by customers, and slotting fees, rebates and other expenditures which, using Generally Accepted Accounting Principles (GAAP) should be accounted for as reductions of revenue. Estimates and allowances are based upon known claims and an estimate of additional returns, however, the amount of future returns can be reasonably estimated.

Goodwill, page 46

Comment 5

Please tell us your accounting basis for reducing goodwill for the $2 million legal settlement with the former owners of Prolab.  Please refer to paragraph 41 of SFAS 141.

Response to Comment 5

The Company settled litigation over the purchase price of Prolab, by recording a $2 million payment as a purchase price adjustment reducing goodwill, because there was a clear and direct link between the settlement and the purchase price.  The Company was informed by our auditors at the time, Deloitte & Touche LLP, that they had discussed this issue with their national accounting office, and had concluded, based upon the facts of the settlement, that a purchase price adjustment, rather than a charge to income, was appropriate.

As discussed in more detail below, Natrol agreed to a purchase price for Prolab using a specified valuation methodology.  This methodology assumed growth rates and profit margins for specified products of Prolab.  In the purchase agreement, Natrol required the sellers of Prolab to provide representations and warranties to support the assumed growth rates and profit margins.  Following closing, the growth rates and profit margins proved to be grossly overstated, and Natrol brought suit to recover damages for the breach of the representations and warranties.  Because the settled lawsuit concerned the representation and warranties underlying Natrol’s valuation methodology, the Company concluded that a purchase price adjustment was appropriate because the lawsuit was directly related to the purchase price paid.  In settling the lawsuit for $2 million, the sellers of Prolab implicitly acknowledged that the representations that Natrol used to establish a purchase price were not true.

When Natrol and the owners of Prolab were negotiating the sale of Prolab to Natrol, both parties acknowledged that Prolab’s “Andro” products were the foundation of Prolab’s growth and profitability.  Specifically, the gross profit for all of Prolab’s products was represented to be 39.5% while the gross profit on Andro products was represented to be 46.8%.  Moreover, the growth rate for all of Prolab between 1998 and 1999 was estimated to be 70% while the growth rate of the Andro line of products was estimated to be 295%.  These impressive profit margins and growth rates allowed Natrol to substantially increase the price it was willing to pay to acquire Prolab.  Without the imputed growth rate from the Andro line it is likely that Natrol would not have purchased Prolab, or if it did make an offer to purchase, the Company would have offered and paid much less for Prolab.  However, the attractive margins and the growth rate generated from the Andro line of products were extremely important in Natrol’s valuation model and allowed the Company to pay approximately 6.2 times estimated 1999 EBITDA (after certain adjustments for excessive executive bonuses) for Prolab.  The Company has contemporaneous valuation models showing these projected growth rates and how they justified paying 6.2 times estimated EBITDA for Prolab.

Because of the critical nature of the Andro products to the Company’s valuation model, Natrol negotiated for and received representations regarding (i) the absence of undisclosed liabilities; (ii) the non-existence and lack of potential for product warranty claims; and (iii) compliance with applicable laws.  Natrol was assured that there were no issues surrounding the Andro line of products.  As such, the Company included the Andro line in all of its projections for future growth and it imputed higher growth for the Andro line during the years immediately after the purchase than for the balance of Prolab’s products.  During the negotiations, it was estimated that Andro sales would amount to $2.9 million during calendar 1999.  Estimated high-low growth post acquisition was between 100% and 50% for year-one after the transaction with a tapering of growth though year-five to 10%.  Natrol based its purchase price of $29,000,000 in cash on these growth assumptions.

These representations and warranties did not reveal facts known to the seller including the fact that the Andro products were being reviewed by several regulatory agencies and that sales of the Andro products would, in all likelihood, be banned.  The sellers did not reveal that they had published documents which indicated that Andro products were in regulatory jeopardy.  Following closing, Natrol discovered the misrepresentations regarding the Andro product line.  Not only was the expected growth never achieved, the market for Andro products was completely destroyed and Natrol no longer sells any Andro products.  Natrol’s valuation expert estimated that the damages based on lost cash flows alone are in the range of $9.7 million to $11.9 million.

In 2002, Natrol brought suit alleging numerous misrepresentations relating to the Andro product line.  This lawsuit was settled for $2 million in 2004.  Because the basis of the lawsuit (the misrepresentations regarding the Andro product line) directly related to the agreed upon fair value of the business acquired, Natrol treated the settlement as a reduction of purchase price.

The Company’s conclusion as to the accounting is consistent with the publicly stated position of the SEC staff.  For example, Mr. Randolph P. Green, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission on December 11, 2003 stated at the Thirty-First AICPA National Conference on Current SEC Developments:

Instances in which we have been persuaded that a settlement of litigation over a purchase is more appropriately reflected as an adjustment to the cost of the acquired business demonstrate a clear and direct link to the purchase price.  For example, litigation seeking enforcement of an escrow or escrow-like arrangement, say, specifying a minimum amount of working capital in the acquired business, may establish a clear and direct link to the purchase price.

Frequently, claims seeking enforcement of an escrow or escrow-like arrangement also include claims of misrepresentation or otherwise constitute a mixed claim. While more complicated, I believe that the concept is the same.  In order to reflect some or all of the settlement of such a claim as an adjustment of the purchase price of the acquired business, the acquirer should be able to persuasively demonstrate that all or a specifically identified portion of the mixed claim is clearly and directly linked to the purchase price.  I would not ordinarily expect that the settlement of litigation that does not indicate that the initial allocation of fair value was incorrect to be accounted for as an adjustment of the purchase price.

Similarly, claims that assert one party mislead the other or that a provision of the agreement is unclear are not unique to business combination agreements and do not generally establish a clear and direct link to the purchase price and, therefore, should be reflected in the income statement.  I say ‘generally fail to establish a clear and direct link’ only because I think we would be persuaded that an adjustment of purchase price is appropriate if the acquirer were able to objectively demonstrate that that [sic] the purchase price exceeded the acquired business’s agreed-upon fair value at the time of the acquisition.

Thus, the accounting followed by Natrol is consistent with the Staff position as articulated by Mr. Randolph, and complies with paragraph B.177 of SFAS No. 141.

The company will amplify Footnote 8. Impairment of Goodwill as follows:

Paragraph 2:

Additionally, during March 2004, the Company settled its litigation with the former owners of Prolab Nutrition, Inc.  The Company received $2 million in cash which was reflected in the financial statements for the quarter ending March 31, 2004 as a reduction of goodwill.  The Company determined that this was the proper accounting for the settlement because the sellers did not deliver a key asset in the condition warranted, which was a clear and direct link the purchase price, and accordingly resulted in a purchase price adjustment reducing goodwill, as opposed to a charge to income.

7.  Employee Benefits Plan, page 56

Comment 6

It appears from your disclosure that your employee stock purchase plan is a non-compensatory plan under APB 25, which would require no stock compensation expenses, however management has elected to expense two-thirds of the discount.  Please disclose and explain to us supplementally why (1) management is recording an expense for the employee stock purchase plan and (2) why is the expense recorded at two-thirds of the discount.

Response to Comment 6

As you noted, the Company’s Employee Stock Purchase Program (ESPP) is a non-compensatory plan under which the Company is not obligated to record a stock compensation expense.  Under the ESPP, employees are allowed to purchase stock at a 15% discount to the lower of the closing price on the opening or closing day of the ESPP plan period.  The Internal Revenue Service allows the Company to give employees only a 5% deduction and the remaining 10% deduction must be recorded as an expense.  The Company, after consultation with its former accounting firm, determined that it should record an expense equal to two-thirds of the discount.  The total expense recorded for the year ended December 31, 2004 was approximately $8,700.

Item 9.  Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 61

Comment 7

Please revise your filing to include the disclosures as required by Items 307 and 308 of Regulation S-K.

Response to Comment 7

Page 61 of our Annual Report on Form 10-K has been revised to include the disclosures required by Items 307 and 308 of Regulation S-K.

Exhibits 31.1 and 31.2

Comment 8

Please revise your certifications to include the last paragraph of the certification as required by Item 601(b)(31) of Regulation S-K.

Response to Comment 8

On May 16, 2005, we filed an amendment to our Annual Report on Form 10-K to include the full text of the certification required by Item 601(b)(31) of Regulation S-K.

If you have any questions concerning any of the matters discussed above, please contact me at (818) 739-6050.

Sincerely,

/s/ Dennis R. Jolicouer

Dennis R. Jolicoeur
Chief Financial Officer

cc:                                 Joseph Roesler, Staff Accountant

Mary Mast, Senior Accountant

Securities and Exchange Commission

John R. LeClaire, P.C.

Goodwin Procter  LLP